O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  KSCHLESINGER@OLSHANLAW.COM
DIRECT DIAL:  212.451.2252
July 26, 2016

VIA EDGAR AND ELECTRONIC MAIL

David L. Orlic
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Nathan’s Famous, Inc.
Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”)
Filed July 14, 2016
File No. 001-35962

Dear Mr. Orlic:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated July 22, 2016 (the “Staff Letter”) with regard to the above-referenced matter.  We have reviewed the Staff Letter with our client, Nathan’s Famous, Inc. (“Nathan’s” or the “Company”), and we provide the following responses on the Company’s behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

As discussed with the Staff via telephone, on July 25, 2016, Barry Pasternack advised the Company that he had withdrawn his nomination and would not be seeking his election at the annual meeting. Accordingly, the election of directors will not be contested at the annual meeting and conforming changes have been made throughout the Proxy Statement.

About the Meeting

What vote is required to approve each of the matters to be considered at the meeting?, page 4

1.	Please remove the reference to abstentions with respect to Proposal 1 as this does not appear to be an option with respect to the election of directors.

Nathan’s acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 4 of the Proxy Statement.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

July 26, 2016

What are the costs of soliciting these proxies and who will pay?, page 7

2.	Please state the total expenditures to date for, in furtherance of, or in connection with solicitation of security holders. Refer to Item 4(b)(4) of Schedule 14A and Instruction 1 thereto.

Nathan’s acknowledges the Staff’s comment and respectfully advises the Staff that the comment is no longer applicable due to the uncontested nature of the solicitation.

Proposal 1 - Election of Directors, page 9

3.
We note the disclosure that if any of the nominees should become unavailable, the proxy will be voted for a substitute nominee designated by the Board. Please conform this disclosure to the standard appearing in Rule 14a-4(c)(5).

Nathan’s acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 9 of the Proxy Statement.

4.
We note the confirmatory disclosure relating to substitute nominees. Please revise to state that an amended proxy statement will also include disclosure required by Item 5(b) in addition to Item 7 of Schedule 14A with respect to such nominees.

Nathan’s acknowledges the Staff’s comment and respectfully advises the Staff that the comment is no longer applicable due to the uncontested nature of the solicitation.

5.	Please provide the disclosure required by Item 5(b)(1)(vi), Item 5(b)(1)(vii), if applicable, and Items 5(b)(1)(viii) and (xii).

Nathan’s acknowledges the Staff’s comment and respectfully advises the Staff that the comment is no longer applicable due to the uncontested nature of the solicitation.

6.	We note that disclosure describing a “withhold” vote with respect to Mr. Pasternack is presented in brackets. Please revise or advise.

Nathan’s acknowledges the Staff’s comment and has revised the Proxy Statement throughout due to the uncontested nature of the solicitation.

Background to Potential Contested Solicitation, page 10

7.
If material, please briefly describe the issues and concerns communicated by Mr. Pasternack in his letter dated June 10, 2016, and letter dated July 1, 2016, following the Nominating Committee’s decision not to recommend his appointment to the Board.

Nathan’s acknowledges the Staff’s comment and respectfully advises the Staff that the comment is no longer applicable due to the uncontested nature of the solicitation.

July 26, 2016

8.	Please disclose why the Nominating Committee determined not to recommend Mr. Pasternack’s appointment to the Board.

Nathan’s acknowledges the Staff’s comment and respectfully advises the Staff that the comment is no longer applicable due to the uncontested nature of the solicitation.

*     *     *     *     *

In connection with responding to the Staff’s comments, a certificate signed by Nathan’s containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Kenneth A. Schlesinger

Kenneth A. Schlesinger

cc:           Ronald G. DeVos, Nathan’s Famous, Inc.
Steve Wolosky, Olshan Frome Wolosky LLP

July 26, 2016

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed by Nathan’s Famous, Inc. (“Nathan’s”) on July 14, 2016, Nathan’s acknowledges the following:

•	Nathan’s is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement.

•	The Staff’s comments or changes to disclosure in response to Staff comments in the Proxy Statement do not foreclose the SEC from taking any action with respect to the Proxy Statement.

•	Nathan’s may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Nathan’s Famous, Inc.

By:	/s/ Ronald G. DeVos
	Name:	Ronald G. DeVos
	Title:	Vice President Finance, Chief Financial Officer and Secretary